Mail Stop 4561

January 30, 2008

Mr. James A. Mehling
Vice President and Chief Operating Officer
Mount Lucas Management Corporation
47 Hulfish Street
Suite 510
Princeton, NJ 08542

>   **Re:**   **MLM Index Fund**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed March 29, 2007**
>   **File No. 000-49767**

Dear Mr. Mehling:

We have reviewed your response letter dated January 25, 2008, along with the corresponding amended Form 10-K for the fiscal year ended December 31, 2006, and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Exhibits 31.1 and 31.2

1.	We note you updated these exhibits in your amended Form 10-K filed on January 25, 2008. You have made certain modifications to the exact form of the required certifications, including modification of "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). In future filings, please discontinue the use of these and other modifications, as certifications must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

						Sincerely,

						Kevin Woody
						Accounting Branch Chief